P.E. 1/31/02

SIGNED COPY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a - 16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR 31 JANUARY 2002

IMPERIAL CHEMICAL INDUSTRIES PLC

IMPERIAL CHEMICAL HOUSE, MILLBANK, LONDON SW1P 3JF, ENGLAND

INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F

FORM 20-F __X__ FORM 40-F ______

INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

YES ______ NO __X__

IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b)): 82-____________.

The following information has been given to The Stock Exchange, London and is furnished pursuant to General Instruction B to the General Instructions to FORM 6-K.

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN WHOLE OR IN PART IN OR INTO CANADA, AUSTRALIA, BELGIUM, JAPAN OR SOUTH AFRICA

ICI PLANNED RIGHTS ISSUE, 2001 PROFIT ESTIMATE AND PLANNED DIVESTMENT OF SYNETIX

Imperial Chemical Industries PLC ('ICI') notes the speculation about a possible rights issue and confirms that it is in the advanced stages of preparation for a rights issue to raise approximately £800 million, net of expenses. ICI also intends to divest its catalyst business, Synetix, which it believes to be a strong business in a consolidating industry. Proceeds from the rights issue, which is expected to be underwritten, and the future divestment of Synetix will be used to pay down debt, as it falls due.

The International Businesses have continued to deliver resilient performance during the fourth quarter, and the Board believes that the Group's 2001 financial performance demonstrates the quality of the business in a tough economic climate. Sales on a like-for-like basis for the International Businesses (which comprise National Starch, Quest, Performance Specialties and Paints) for the year ended 31 December 2001 were in line with last year. Group profit before tax, exceptional items and goodwill amortisation is estimated to be £401 million for the year. Net debt at the year-end was about £2.9 bn.

However, credit markets became more difficult generally in the latter part of 2001. Discussions with the rating agencies which began at the end of last year have led the Board to conclude that a credit rating downgrade is likely if action is not taken.

ICI's Board believes that the proceeds resulting from the action announced today will secure a stable BBB/Baa2 rating, and that this will enable the Company to achieve debt refinancing, as it is required, on significantly better terms than at a lower credit rating.

ICI's Board believes that it is in the best interests of ICI and its shareholders to take action now to strengthen the balance sheet and improve the Group's financial flexibility. The Board believes that this positions ICI to realise the growth potential offered by its technology, creativity and geographic reach, for the benefit of both its customers and shareholders.

In line with the dividend policy announced at the time of publication of the third quarter 2000 results, ICI intends to declare a second interim dividend (in which the new ICI Shares to be issued in the rights issue will not participate) of 9.75 pence per existing ICI share, bringing the total dividend for the year to 16 pence per existing ICI share. The dividend is expected to be paid on 23 April 2002 to shareholders on the register on 8 March 2002.

ICI intends to announce full details of the rights issue and further information on the background and rationale on Monday 4 February, when it will also present its audited

full year results. A prospectus is expected to be sent to shareholders following this event. ICI intends to make the rights issue available to its shareholders and ADS holders in the United States.

ENDS

31 January 2002.

Certain statements made in this announcement are forward-looking statements. Such statements are based on current expectations and, by their nature, are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance, expressed or implied, by the forward-looking statement. Such risks and uncertainties include, amongst other things, the matters set out under the caption "Risk Factors" in ICI's Annual Report on Form 20-F.

The Company assumes no responsibility to update any of the forward-looking statements contained herein except to the extent required by law.

The information contained herein does not constitute an offer of securities for sale in the United States. Securities may not be offered or sold in the United States unless they are registered under applicable law or exempt from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus and will contain detailed information about ICI and its management, as well as financial statements. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. ICI intends to register for sale in the United States a portion of the offering of its securities.

SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

IMPERIAL CHEMICAL INDUSTRIES PLC
(REGISTRANT)

BY:

(NAME: DEBJANI JASH)
(TITLE : COMPANY SECRETARY)

DATE: 31 JANUARY 2002